June 6, 2016

By EDGAR and Electronic Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention: Bryan J. Pitko
              Attorney Advisor

        RE: Rubicon Technology, Inc. ("Rubicon")
             Definitive Additional Soliciting Materials
             Filed June 2, 2016 by Paragon Technologies, Inc., et al.
             File No. 001-33834

Dear Mr. Pitko,

On behalf of Paragon Technologies, Inc. ("Paragon"), GAD Partners Fund LP, GAD Capital Management LLC, Hesham M. Gad, Jack H. Jacobs, Deborah R. Mertz and Samuel S. Weiser (each, a "Filing Person" and collectively, the "Filing Persons"), we are responding to your letter dated June 3, 2016 in connection with the definitive additional proxy soliciting materials filed by the Filing Persons on June 2, 2016 (the "Proxy Statement"). We have reviewed the comments of the staff of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in bold, with responses following.

DFAN14A

1. **Please provide support for the following statements:**

   - **"Brog has a history of multiple SEC violations, including multiple disclosure violations in activist campaigns;"**

   Response: Timothy E. Brog has been involved in lawsuits concerning violations of the federal securities laws or the failure to disclose violations of the federal securities laws, and was a "participant" in a solicitation which the staff of the Commission itself advised the participants that they had committed a violation of the proxy rules, as set forth below.

   In 2006, Mr. Brog was part of a slate of director candidates put forward by a group of activist shareholders led by Full Value Partners L.P. ("Full Value Partners"), and thus a "participant", in a proxy contest waged against Gyrodyne Company of America, Inc. ("Gyrodyne"). (Please see Proposal 1 of the Definitive Proxy Statement filed by Full Value Partners on November 14, 2006, which is available on the Commission's website at http://www.sec.gov/Archives/edgar/data/44689/000089601706000024/gyrodefproxy.txt.)

On November 29, 2006, the staff of the Commission sent a comment letter to Full Value Partners (the "SEC Comment Letter") that reads in part:

"Because a preliminary proxy statement was not first filed, the participants in this solicitation violated Rule 14a-6 of Regulation 14A. Please revise the proxy statement to affirmatively indicate the participants have committed a federal securities law violation."

(Please see Comment No. 1 on pp. 1-2 of the SEC Comment Letter, a copy of which is attached hereto as Exhibit A.)

In addition, as discussed below, in the Court's Ruling (the "TravelCenters Court's Ruling") in *TravelCenters of America LLC v. Timothy E. Brog, et. al.*, Chancellor William B. Chandler, III of the Court of Chancery of the State of Delaware found that a notice of intention to nominate directors at the 2008 annual meeting of stockholders of TravelCenters of America LLC was deficient because Mr. Brog "failed to disclose Mr. Brog's earlier violation of federal securities laws." (See pp. 6-7 in the Exhibit B referenced below.) Chancellor Chandler went on to say that "… the SEC staff had, as a matter of fact, concluded that Mr. Brog had violated the federal securities laws in 2006 in connection with the Gyrodyne Company proxy solicitation" and that the materiality of such violation was clear. (Please see *TravelCenters of America LLC v. Timothy E. Brog, et. al.*, no. 3516-CC (Del. Ch. Apr. 4, 2008), the Court's Ruling filed in the Court of Chancery of Delaware on April 7, 2008, a copy of which is attached hereto as Exhibit B.)

Following receipt of the SEC Comment Letter, Full Value Partners did not file an amended proxy statement with the Commission. The Full Value Partners group were notified that their director nominations did not comply with the advance notice requirements of Gyrodyne's bylaws. (Please see Definitive Additional Materials on Schedule 14A filed by Gyrodyne on November 20, 2006, which filing is available on the Commission's website at http://www.sec.gov/Archives/edgar/data/44689/000126645406000486/gyrodyne_defa14a.txt)

As disclosed under Item 4 "Submission of Matters to a Vote of Security Holders" of Gyrodyne's Annual Report on Form 10-K, filed on March 15, 2007 and available on the Commission's website at http://www.sec.gov/Archives/edgar/data/44689/000126645407000133/gyrodyne_10k-123107.txt, the Full Value Partners' nominations were out of order, and any votes that their nominees received were not counted, at Gyrodyne's 2006 annual meeting of stockholders.

The following year, the Full Value Partners group again attempted to nominate the same group of directors, including Mr. Brog. (Please see Proposal 1 of the Preliminary Proxy Statement filed by Full Value Partners on October 10, 2007, which is available on the Commission's website at http://www.sec.gov/Archives/edgar/data/44689/000089601707000008/gyroprelim.txt.)

On November 21, 2007, Gyrodyne filed a Complaint in the U.S. District Court, Eastern District of New York (the "Gyrodyne Complaint"), which read in part:

"Plaintiff seeks preliminary and permanent injunctive relief to prevent Defendants [including Mr. Brog] from using a materially false and misleading proxy statement [(the "Full Value Partners 2007 Proxy")] and a false and misleading letter to Gyrodyne's shareholders to solicit the proxies of Gyrodyne's unsuspecting shareholders …"

(Please see p. 1 of *Gyrodyne Company of America, Inc. v. Full Value Partners L.P. et. al.*, No. 07-VV-04857, in the U.S. District Court, Eastern District of New York, Complaint filed on November 21, 2007, a copy of which is attached hereto as Exhibit C.)

The Gyrodyne Complaint alleged that the Full Value Partners 2007 Proxy was materially misleading and contained a number of false statements, including

- the omission of the statement that "the [Full Value Partners'] nominees Goldstein, Dakos and Brog violated securities laws in connection with last year's solicitation of proxies from Gyrodyne shareholders"; and

- the omission of disclosure of prior state securities law violations by the proponent of Mr. Brog's nomination and the other nominees included in the Full Value Partners 2007 Proxy.

(Please see pp. 3-4 of the Gyrodyne Complaint.)

Mr. Brog's nomination was subsequently withdrawn. (Please see the Definitive Additional Materials on Schedule 14A filed by Full Value Partners on November 30, 2007, which filing is available on the Commission's website at http://www.sec.gov/Archives/edgar/data/44689/000089601707000011/gyrodfan.txt. (Please also see the Press Release issued, and filed with the Commission as Definitive Additional Materials on Schedule 14A, by Gyrodyne on December 3, 2007, which filing is available on the Commission's website at http://www.sec.gov/Archives/edgar/data/44689/000126645407000613/gyrodyne_defa14a-120307.htm.) The other two dissident candidates were defeated at the stockholders' meeting. (Please see Item 4 "Submission of Matters to a Vote of Security Holders" of Gyrodyne's Annual Report on Form 10-K, filed on March 28, 2008, which is available on the Commission's website at http://www.sec.gov/Archives/edgar/data/44689/000126645408000222/gyrodyne_10k-031708.txt.)

On February 1, 2008, in response to a notice of intent to nominate directors at its upcoming annual meeting of stockholders TravelCenters of America LLC filed a federal lawsuit against Mr. Brog and others alleging, among other things, that the nomination notice failed to comply with the requirements of the company's Limited Liability Company Agreement because Mr. Brog's history of a securities law violation was not disclosed. As noted above, in the TravelCenters Court's Ruling in *TravelCenters of America LLC v. Timothy E. Brog, et. al.*, Chancellor William B. Chandler, III of the Court of Chancery of the State of Delaware found that a notice of intention to nominate directors at the 2008 annual meeting of stockholders of TravelCenters of America LLC was deficient because Mr. Brog "failed to disclose Mr. Brog's earlier violation of federal securities laws." (See pp. 6-7 in the Exhibit B referenced below.) Chancellor Chandler went on to say that "... the SEC staff had, as a matter of fact, concluded that Mr. Brog had violated the federal securities laws in 2006 in connection with the Gyrodyne Company proxy solicitation" and that the materiality of such violation was clear. (Please see *TravelCenters of America LLC v. Timothy E. Brog, et. al.*, no. 3516-CC (Del. Ch. Apr. 4, 2008), the Court's Ruling filed in the Court of Chancery of Delaware on April 7, 2008, a copy of which is attached hereto as Exhibit B.)

In 2011, Mr. Brog was again part of the activist's slate for election to the board of ModusLink Global Solutions, Inc.'s ("ModusLink") annual meeting of stockholders scheduled for January 20, 2012. Please see information under the heading "Peerless Nominee Timothy Brog Has a Troubling Track Record of SEC Violations" in ModusLink's Press Release (the "ModusLink Press Release") filed on December 7, 2011 as Definitive Additional Materials, which filing is available on the Commission's website at http://www.sec.gov/Archives/edgar/data/914712/000119312511333759/d266806ddefa14a.htm. Among other allegations regarding Mr. Brog's involvement with Gyrodyne and TravelCenters of America, the Modus Press Release included the following:

"We believe that Mr. Brog is operating Peerless as an unregistered investment company in violation of federal securities laws. Based on its public filings, we believe Peerless fails several quantitative and qualitative tests under the Investment Company Act of 1940. While Peerless has not been subject to regulatory action on this issue, the Company has contacted the SEC's Division of Investment Management regarding its views based on Peerless' public filings. Once again, Mr. Brog has failed to disclose these apparent federal securities law violations."

Mr. Brog did not receive sufficient votes to be elected at ModusLink's stockholders' meeting. (Please see Form 8-K/A filed by ModusLink on February 7, 2012 and available on the Commission's website at http://www.sec.gov/Archives/edgar/data/914712/000119312512043674/d296423d8ka.htm.)

The information discussed above regarding the activist campaigns in which Mr. Brog was involved is intended to provide a look at a few sample campaigns and is not intended to be a comprehensive history of Mr. Brog's activism activities.

- **"Brog was arrested on drug charges just three years ago;"**

Response: In describing Mr. Brog's own testimony, in *Knight v. Brog*, 2015 Conn. Super. LEXIS 2030 (July 31, 2015), the Superior Court of Connecticut stated that "In May of 2013, the defendant [Brog] was arrested on drug charges that were ultimately disposed of through a pretrial diversionary program." The Court goes on to say that "[Mr. Brog's] drug arrest and revelation of his activity outside the marriage ultimately proved to be the catalyst for the end of the parties' marriage." (Please see p. 5 of *Knight v. Brog*, 2015 Conn. Super. LEXIS 2030 (July 31, 2015), a copy of which is attached as Exhibit D hereto.)

- **"Brog recently underwent a contentious divorce in which the court cited his "drug arrest" and "infidelity" as causes for the marital discord;" and**

Response: In describing Mr. Brog's own testimony, in *Knight v. Brog*, 2015 Conn. Super. LEXIS 2030 (July 31, 2015), the Superior Court of Connecticut stated that "In May of 2013, the defendant [Brog] was arrested on drug charges that were ultimately disposed of through a pretrial diversionary program." In addition, the Court's decision notes that Mr. Brog's ex-wife described Mr. Brog "as the one who 'blew up' the marriage due to his drug arrest and infidelity." The Court goes to say that "[Mr. Brog's] drug arrest and revelation of his activity outside the marriage ultimately proved to be the catalyst for the end of the parties' marriage." (Please see *Knight v. Brog*, 2015 Conn. Super. LEXIS 2030 (July 31, 2015), a copy of which is attached as Exhibit D hereto.)

- "Brog appears to be a journeyman director regularly added as a stand-in for contested elections, including in multiple cases where his nomination was forced to be withdrawn or was declared deficient and invalid."

Response: Please see the response under the first bullet point above.

2. **We note your statement that "[y]our plan...will lead to a reappraisal of the stock price to between $2.00 and $3.00 per share." Please provide your basis for the belief that the potential value of the Company's stock price will reach $3.00 per share. In this respect, we note that the table appearing under the heading "Significant Upside Across Multiple Scenarios" includes values reflecting a maximum price per share of $2.80.**

Response: Paragon's response follows.

First, we note that, as of 12/31/2015 Rubicon has approximately 26 million shares outstanding and net equity value of approximately $111 million, or approximately $4 per share.

Unencumbered cash and short-term investments as of 12/31/2015 equates to $30 million or **$1.20 per share.**

Our analysis suggests that Rubicon's wholly owned, mortgage free real estate is worth at least $20 million, or **$0.80 per share**. We would note that Rubicon lists the value of its buildings at $26 million, and real estate tends to appreciate over time so it is likely this $26 million is a below market value. Assuming a modest amount for market value appreciation results in **$1.00 per share.**

The company has over $50 million worth of state of the art sapphire producing equipment. At face value this equipment is worth $2 per share. However, we recognize that such equipment is often sold at prices below face value. In a worst case scenario, we assume sale prices of **10% to 40% of face value, or $0.20 to $0.80 per share.**

Cash and ST Investments = $1.20 per share

Real Estate = $0.80 to $1.00 per share

Machinery and Equipment = $0.20 to $0.80 per share

In addition, this Implied Value of approximately $2.00 to $2.80 per share does not take into account the additional value that would be added over time due to operational improvements in the sapphire business. A return to profitability would likely lead to a stock price that could be well in excess of the implied net equity value of $4 per share. Hence, we conservatively assume that in addition to our projected value of $2.80 per share, and assumption for a modest amount of market value appreciation in the real estate, operational improvements more than warrant an estimate of $3 per share.

3. **Please provide support for your statement under the heading "Conclusion" that "Rubicon's corporate governance would likely fail all standards of quality and fiduciary obligation by all proxy standards today."**

Response: Paragon believes that it is apparent from the context of the "Conclusion" section in the referenced filing that the conclusions are Paragon's statements of opinion. Nevertheless, Paragon continues to believe that Rubicon's director compensation is egregious in light of Rubicon's continued losses, amounting to over $150 million over the past four years. Paragon questions the exercise of the fiduciary duties by Rubicon's board in failing to take action to mitigate these losses and address the dire circumstances at Rubicon. As a further example of the entrenchment activities by Rubicon's board, Rubicon continues to have a classified board of directors. Classified board structures are at the pinnacle of poor governance practices, strongly disfavored by both proxy advisory services and many institutional investors. Institutional Shareholder Services ("ISS") and the other proxy advisory firms and many institutional shareholders believe that the primary effect of the classified board structure has been to entrench directors and management and to deter and impede bids for companies that would enhance shareholder value. For example, ISS labels a classified board structure as a "problematic takeover defense" and recommends that shareholders vote against the entire board of directors (except new nominees who are considered on a case-by-case basis) at the companies where the board is classified. (Please see ISS 2016 U.S. Summary Proxy Voting Guidelines, excerpts of which are attached as Exhibit E hereto.) In addition, Paragon refers to its own experiences with the Rubicon board, including Rubicon's letter declaring Paragon's nomination notice deficient on grounds that included grounds that were incorrect and/or an improper interpretation of SEC rules, Rubicon's multiple communications preventing Paragon from being provided (even to this date) with standard shareholder lists as is required by Delaware law, Rubicon's appointment of a new director during the pendency of an election contest bypassing a shareholder vote, and Rubicon's reliance on legal matters to call one of Paragon's director nominees "unfit" while appointing a new director that arguably has had significantly worse legal issues.

The Filing Persons' acknowledgement follows on the next page. Please direct any questions to me at (216) 566-5527 or Derek.Bork@ThompsonHine.com.

Respectfully,

/s/ Derek D. Bork
Derek D. Bork

Each of the undersigned hereby acknowledges that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: June 6, 2016

PARAGON TECHNOLOGIES, INC

/s/ Hesham M. Gad
Hesham M. Gad
Chief Executive Officer

GAD PARTNERS FUND LP,
by GAD Capital Management LLC, its general partner

s/ Hesham M. Gad
Hesham M. Gad
Managing Partner

GAD CAPITAL MANAGEMENT LLC

s/ Hesham M. Gad
Hesham M. Gad
Managing Partner

S/ HESHAM M. GAD
HESHAM M. GAD

/S/ JACK H. JACOBS
JACK H. JACOBS

/S/ DEBORAH R. MERTZ
DEBORAH R. MERTZ

/S/ SAMUEL S. WEISER
SAMUEL S. WEISER

Exhibit A

November 29, 2006

Full Value Partners L.P.
Attention: Andrew Dakos
Park 80 West - Plaza Two, Suite C04
Saddle Brook, NJ 07663

      Re: **Gyrodyne Company of America, Inc.**
                 Definitive Proxy Statement filed on Schedule 14A
                 Filed November 14, 2006 by Full Value Partners, L.P.
                 File No. 000-01684

                 Definitive Additional Materials filed November 17, 2006
                 Filed by Full Value Partners, L.P.
                 File No. 000-01684

                 Beneficial Ownership Report filed on Schedule 13D/A
                 Filed November 7, 2006 by Bulldog Investors et al.
                 File No. 5-33650

Dear Mr. Dakos:

      We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Definitive Proxy Statement filed on Schedule 14A

General

1. Given that the proxy statement is being disseminated with the expectation of soliciting proxies to support a slate of directors in opposition to the slate proposed by management, the proxy statement did not qualify under Rule 14a-6 for the exclusion from filing in preliminary form. Because a preliminary proxy statement was not first filed, the

participants in this solicitation violated Rule 14a-6 of Regulation 14A. Please revise the proxy statement to affirmatively indicate the participants have committed a federal securities law violation.

2. Gyrodyne sent a letter dated November 15 to Full Value notifying it of its failure to comply with the Company's advance notice requirements. Revise to disclose, if true, that Full Value received such notification from Gyrodyne and that Gyrodyne intends to rule any of Full Value's proposals out of order at the annual meeting. In addition, please disclose to security holders that any proxies delivered to the proxy holders identified on the proxy card, Phillip Goldstein, Rajeev Das and Andrew Dakos, are accordingly at risk of not being counted.

3. Please be advised that all of the disclosure required by Item 4(b) and Item 5(b) of Schedule 14A is required in contested solicitations of directors. Please revise the proxy statement to clearly identify all participants and include the corresponding disclosure required for all participants in the solicitation. All director nominees, for example, fall squarely within the scope of the definition of "participant" set forth in Instruction 3(a) to Item 4 of Schedule 14A. The dates of securities transactions, for example, have not been disclosed.

4. Revise the cover page of Schedule 14A to identify every participant in the solicitation as a person filing the proxy statement. At present, only Full Value Partners L.P. has been identified as the only person filing the proxy statement.

5. The proxy statement does not appear to have been prepared in accordance with the item requirements in Schedule 14A. For example, the proxy statement should be amended to include the disclosures required by Items 1, 2, 3, 4(b), 5(b), 6, 19, 20, and 21. The proxy statement accordingly has been disseminated with material omission. Please revise the proxy statement and distribute a supplement to security holders that contains the missing information.

Beneficial Ownership Report on Schedule 13D/A

6. Please file an amended Schedule 13D to clearly indicate, if true, that the clients referenced in this filing are indeed members of the group. Alternatively, explain how the clients can retain dispositive power of the securities yet not be considered members of the group..

7. Please describe the nature of the agreement between the members of the group as required by Item 6 of Schedule 13D. Expressly state whether or not the agreement is oral or written. In addition, advise us of all of the names of the persons and entities that could be considered members of the group.

8. Please obtain the signatures on the amended Schedule 13D of all of the members of the group. At present, a signature for Bulldog Investors is missing.

9. Please revise to include the individual beneficial ownership totals of each member of the group. In addition, please ensure that your responses to all disclosure items follow the item requirements provided on the Schedule 13D publicly available on our website, www.sec.gov.

Closing Comments

As appropriate, please respond to these comments by promptly amending the filings and electronically submitting a response letter via EDGAR and "tagged" as correspondence as required by Rule 3-10 of Regulation S-T. If you do not agree with a comment, please tell us why in your response.

In connection with your response to our comments, please provide, in writing, a statement from each participant acknowledging that:

- The participant is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Please direct any questions that relate to the above-captioned filings or this comment letter to me in the Office of Mergers and Acquisitions, Division of Corporate Finance, at (202) 551-3266.

Sincerely,

Nicholas P. Panos
Special Counsel

Exhibit B

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

TRAVELCENTERS OF AMERICA LLC,   :
                                   :
            Plaintiff,   :
                                   :
       vs.   :   Civil Action
                                   :   No. 3516-CC
TIMOTHY E. BROG, JEFFREY S.   :
WALD, E2 INVESTMENT PARTNERS   :
LLC, LOCKSMITH VALUE   :
OPPORTUNITY FUND LP, THE   :
EDWARD ANDREW GROUP INC.,   :
PEMBRIDGE VALUE ADVISORS LLC   :
and LOCKSMITH CAPITAL   :
MANAGEMENT LLC,   :
                                   :
            Defendants.   :
                                   :
E2 INVESTMENT PARTNERS LLC and   :
LOCKSMITH VALUE OPPORTUNITY FUND:
LP,   :
                                   :
            Counterclaim Plaintiffs,:
                                   :
       vs.   :
                                   :
TRAVELCENTERS OF AMERICA LLC,   :
                                   :
            Counterclaim Defendant. :

                            Court of Chancery Courthouse
                            34 The Circle
                            Georgetown, Delaware 19947
                            Friday, April 4, 2008
                            9:00 a.m.

BEFORE: HON. WILLIAM B. CHANDLER, III, Chancellor.

                    THE COURT'S RULING
- -

                CHANCERY COURT REPORTERS
         500 North King Street - Suite 11400
            Wilmington, Delaware 19801-3759
                   (302) 255-0525

1   APPEARANCES:

2   ROBERT S. SAUNDERS, ESQ.
        LINDA ELIZABETH BEEBE, ESQ.
3   RONALD N. BROWN, III, ESQ.
        Skadden Arps Slate Meagher & Flom LLP
4   For Plaintiff TravelCenters of America LLC

5   DAVID S. EAGLE, ESQ.
        Klehr Harrison Harvey Branzburg & Ellers LLP
6   -AND-
        DAVID C. BURGER, ESQ.
7   of the New York Bar
        Robinson Brog Leinwand Greene Genovese &
8   Gluck, P.C.
            For Defendants and Counterclaim Plaintiffs

9

10

11

12

13   - - -

14

15

16

17

18

19

20

21

22

23

24

1   THE COURT: Counsel, I appreciate your

2 indulgence in giving me a few minutes to think about

3 this.

4   I have, of course, listened carefully

5 to the testimony today. Before today I had an

6 opportunity to review your written submissions, your

7 briefs on the matter, and throughout the trial I

8 followed carefully and closely the exhibits that have

9 been introduced and offered to the Court and the

10 documents on various issues.

11   You know, yesterday, I issued an

12 opinion, a letter decision in the case that really was

13 addressed principally to the question of whether or

14 not the expert witness proffered by the plaintiffs,

15 Professor Thomas, could testify at trial and whether

16 his testimony would be admissible. But in the course

17 of that letter, I did something else. I tried to

18 signal to everyone very clearly that limited liability

19 companies are creatures of contract. They are

20 entities governed strictly by the language set forth

21 in their LLC agreements. It's that language that will

22 in large part govern and control my decision today.

23 And my decision today is that the notice that was

24 submitted by E² in this case is invalid because it

4

violates Section 9.7 of the LLC agreement.

Section 9.7 of TravelCenters of America LLC agreement and the validity of E2's December 31, 2007 notice of intent to nominate Messrs. Brog and Wald for election to the TCA board and to present other proposals at TCA's 2008 annual meeting are the center of this controversy.

As I mentioned, I listened carefully to the testimony of the four fact witnesses and the one expert witness. I've considered carefully their testimony and their demeanor in the course of doing so, and I've concluded, as I said, that the notice that was faxed to TravelCenters on December 31 is invalid and insufficient under Section 9.7 of the LLC agreement and therefore has no force or effect. I've reached this conclusion for a number of reasons. I don't intend to identify every single reason, but I will pause long enough to identify a few of the reasons why I believe the notice is invalid.

First, the December 31 notice fails to identify Mr. Golub as a participant, as is required under Regulation 14(a) and Section 14(a) of the Federal Exchange Act. The evidence presented today clearly demonstrates that Golub is, among other

1 things, the source of E²'s funding, the sole member of

2 E², and his investment power over E² is clear and that

3 Golub could remove Brog, for example, as a manager of

4 E² at any time and for any reason. And for these and

5 for a number of reasons and circumstances that have

6 been recited at length today, I'm satisfied that the

7 notice violated Section 9.7 by failing to disclose

8 that Golub is a participant in the proxy solicitation.

9   I further find that the notice

10 violated item 5(b)(2) of Schedule 14(a) because it

11 failed to disclose that Golub gave his permission to

12 Brog to use E² for the purpose of proposing Brog and

13 Wald for election, and because Golub commented and

14 approved on the notice in which this proposal was

15 made, making Golub a party to an understanding

16 pursuant to which a nominee for an election as

17 director is proposed to be elected and therefore

18 governed by that securities law provision in Section 9

19 of the LLC.

20   I note as well that the notice does

21 not disclose Golub's beneficial interest and that of

22 his affiliates. The evidence satisfies me that his

23 beneficial interest in E² and Locksmith Value in a

24 number of different ways is clear, and therefore his

1   interest as a shareholder-associated person was

2   necessary to be disclosed as well. Accordingly, the

3   notice is invalid because of these deficiencies

4   standing alone, but there are others.

5   Second, the notice violates Section

6   9.7 of the LLC agreement because it failed to disclose

7   Brog's earlier violation of the federal securities

8   laws. Item 401 of Schedule 14(a) requires disclosure

9   of any involvement in certain legal proceedings during

10   the past five years that are material to an evaluation

11   of the ability or integrity of any director or person

12   nominated to become a director.

13   In this circumstance the SEC staff

14   had, as a matter of fact, concluded that Mr. Brog had

15   violated the federal securities laws in 2006 in

16   connection with the Gyrodyne Company proxy

17   solicitation. This determination by the SEC has never

18   been withdrawn or vacated. It's materiality is clear,

19   if not based on the uncontroverted testimony of

20   Professor Thomas, then by the very implicit admission

21   of Mr. Brog himself who acknowledges its materiality

22   by his conduct; namely, his contact with the SEC in an

23   effort to have the determination of his violation

24   withdrawn or rescinded or qualified. But of course,

1 it was not rescinded, withdrawn or qualified. That
2 conduct by Mr. Brog, it seems to me, plainly
3 demonstrates the materiality of the SEC's finding or
4 declaration as to Mr. Brog, and clearly shows its
5 materiality to the shareholders or directors of TCA.
6   In passing, I think it unarguable that
7 Mr. Brog was a participant within the meaning of the
8 federal securities laws in the Gyrodyne proxy
9 solicitation process by virtue of being a nominee for
10 election, a fact that made it incumbent upon him to
11 insure compliance with all SEC rules and regulations.
12   Third, E²'s December 31, 2007 notice
13 also violated Section 9.7 because it failed to
14 adequately disclose the principal occupation and
15 employment of Mr. Wald during the past five years;
16 specifically, it failed to identify Wald's employment
17 with Spinback or WorkMarket, or what those businesses
18 were; that he had multiple occupations, or that he had
19 no occupation, are, in either event, material facts
20 that I find a shareholder or a director of
21 TravelCenters of America would certainly want to know
22 and would have a right to know. Frankly, this seems
23 to me self-evident; but to the extent it isn't, I
24 credit expressly the testimony of TCA's expert,

1 Professor Thomas, on this issue, as well as those

2 other issues of federal securities law requirements

3 and materiality to the extent those issues are

4 questions of fact.

5   Now, finally, for now, Section 9.7

6 governs notices for nominations or for other business

7 to be properly brought before an annual meeting. It

8 contains a certificate requirement. Under the

9 mandatory language of Section 9.7(a)(2), no

10 shareholder may give notice to nominate directors or

11 to present other proposals unless the shareholder

12 holds a certificate for all shares owned by such

13 shareholder, and a copy of these certificates shall

14 accompany such shareholders notice to the secretary in

15 order for such notice to be effective.

16   Section 9.7(a)(2) states further that

17 this stock certificate requirement would be

18 inapplicable unless shareholders are entitled to

19 receive a certificate evidencing the shares owned by

20 them. It's undisputed by the parties that the notice

21 at issue in this case was not accompanied by a copy of

22 the stock certificate of E^2.

23   Though defendants had presented

24 evidence that they may have encountered difficulty in

1 obtaining the stock certificates, they have not

2 demonstrated that they were not entitled to receive

3 such certificates. On the contrary, Mr. Portnoy

4 testified that the board adopted a resolution "that

5 company shares be issued in certificated form."

6 Although later modified, Mr. Portnoy testified that

7 the November 2007 TravelCenters' board meeting minutes

8 reflect that shareholders are entitled to certificates

9 for the shares they own and that such certificates

10 would be available if requested.

11   I find that, as of the date of notice,

12 December 31, 2007, E^2 neither held a certificate for

13 the shares it owned nor attached a copy of the

14 certificate to the notice. Accordingly, because E^2

15 did not comply with Section 9.7(a)(2), I must conclude

16 that E^2's notice is invalid. On this note, I point

17 out that I'm not persuaded by the arguments the

18 defendants have made that it was impossible to obtain

19 a certificate. This contention is belied, in my

20 opinion, by Portnoy's testimony that other

21 shareholders did, in fact, obtain such certificates,

22 and by plaintiff's exhibits which show the same thing.

23   Additionally, though the defendants

24 did encounter difficulty in obtaining a certificate,

1 they essentially backed themselves into their own

2 corner. Mr. Brog did not authorize his broker to seek

3 a certificate until on or around December 11. What's

4 more, it's undisputed, however, that he bought

5 shares -- for Pembridge at least -- 100 shares earlier

6 in November. So there was ample time for Mr. Brog or

7 Pembridge, or any shareholder who wanted a certificate

8 to ask for a certificate.

9   If the designees, the brokers or the

10 broker's broker were unable to obtain a certificate,

11 I'm unsure why no effort was made to contact

12 TravelCenters of America directly to demand a

13 certificate. In any event, not until December 21,

14 just five business days before the deadline for filing

15 a notice, did that broker, the defendants' agent,

16 attempt to obtain a certificate. In this case the

17 defendants are sophisticated investors who agreed to

18 be bound by an LLC agreement that explicitly and

19 unambiguously requires them to attach copies of

20 certificates to any notice submitted to the company.

21 Defendants chose to delay the perhaps hypertechnical

22 but nevertheless necessary process of obtaining the

23 certificate. This Court is unwilling to excuse or

24 countenance that neglect. I therefore reject the

11

argument of defendants that their failure to attach the certificate is somehow excused.

For all of those reasons, the notice that was sent to TravelCenters by E^2 on December 31, 2007 is invalid and of no force and effect.

To that end, counsel, I have entered a form of order, and I'm now signing that order that implements the Court's ruling, as you just heard me announce it. I'm handing that to the clerk of the court. It will be available to you, if you like a copy today, or it will be e-filed and available to you electronically.

There is only one other issue outstanding. I have not overlooked it. I know there is an issue with respect to the attorneys' fees in connection with the discovery dispute. I'll rule on that by Monday and advise you accordingly.

If there is nothing further, if there is something I overlooked, please tell me now. I hear nothing.

Thank you very much for being available.

Court's in recess.

(Court adjourned at 5:00 o'clock p.m.)

12

CERTIFICATE

I, DIANE G. McGRELLIS, Official Court
Reporter of the Chancery Court, State of Delaware, do
hereby certify that the foregoing pages numbered 3
through 11 contain a true and correct transcription of
the proceedings as stenographically reported by me at
the hearing in the above cause before the Vice
Chancellor of the State of Delaware, on the date
therein indicated.

IN WITNESS WHEREOF I have hereunto set
my hand at Wilmington, this 7th day of April, 2008.

/s/ Diane G. McGrellis
_____
Official Court Reporter
of the Chancery Court
State of Delaware

Certification Number: 108-PS
Expiration: Permanent

CHANCERY COURT REPORTERS

Exhibit C

ORIGINAL

FILED
IN CLERK'S OFFICE
U.S. DISTRICT COURT E.D.

★ NOV 21 2007

BROOKLYN OFFICE

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF NEW YORK

Gyrodyne Company of America, Inc.,

Plaintiff,

-against-

Full Value Partners L.P., Bulldog Investors General Partnership, Phillip Goldstein, Andrew Dakos and Timothy Brog,

Defendants.

No.

CV 07 485

BLOCK, J.

BOYLE, M.

COMPLAINT

Plaintiff Gyrodyne Company of America, Inc. ("Gyrodyne" or the "Company"), by and through its undersigned attorneys, for its complaint against Defendants Full Value Partners, L.P. ("Full Value"), Bulldog Investors General Partnership ("Bulldog"), Phillip Goldstein ("Goldstein"), Andrew Dakos ("Dakos") and Timothy Brog ("Brog") (collectively, "Defendants"), alleges as follows:

INTRODUCTION

1. Plaintiff seeks preliminary and permanent injunctive relief to prevent Defendants from using a materially false and misleading proxy statement (the "Bulldog 2007 Proxy") and a false and misleading letter to Gyrodyne's shareholders to solicit the proxies of Gyrodyne's unsuspecting shareholders: (i) to place three representatives of Bulldog onto Gyrodyne's Board of Directors; and (ii) to dismantle the shareholder rights plan that protects Gyrodyne's shareholders against inadequate and coercive takeover proposals. Defendants Bulldog and Goldstein have a long history of flagrantly violating and disregarding federal and

state securities laws and abusing the proxy process for their own gain. Although not disclosed in their proxy, Bulldog routinely acquires stakes in companies and engages in proxy contests to enrich itself and pursue its own agenda at the expense of other shareholders.

2.   The Bulldog 2007 Proxy is Defendants' second attempt to mislead Gyrodyne's shareholders into voting for their self-serving proposals by means of a materially false and misleading proxy statement. Indeed, on or about November 14, 2006, Defendants mailed a nearly identical proxy statement to Gyrodyne's shareholders (the "Bulldog 2006 Proxy") without pre-clearing it with the Securities and Exchange Commission ("SEC") as required by Section 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules promulgated by the SEC thereunder. Like the proxy disseminated by Defendants this year, the Bulldog 2006 Proxy proposed: (i) the election of Defendants Goldstein, Dakos and Brog to Gyrodyne's Board of Directors and (ii) the dismantling of Gyrodyne's shareholder rights plan. Moreover, Defendants knew when they mailed the Bulldog 2006 Proxy that their proposals were untimely under the Company's by-laws and could not be presented at Gyrodyne's annual meeting; however, Defendants failed to disclose to Gyrodyne's shareholders that granting their proxy to Defendants would effectively deprive them of their vote.

3.   When the SEC learned that the Defendants had mailed their proxy to shareholders without first receiving clearance from the staff of the SEC's Division of Corporate Finance (the "SEC Staff") as required under the federal securities laws, the SEC Staff issued a comment letter to Defendants and instructed them to revise the proxy statement to, among other things, affirmatively disclose to shareholders that Messrs. Goldstein, Dakos and Brog had violated the federal securities laws and that the proposals contained in the proxy failed to comply with the advance notice requirements contained in Gyrodyne's by-laws and would be ruled out-of-order if presented at the annual meeting. Defendants simply ignored the SEC Staff's

-2-

instructions. When Gyrodyne held its annual shareholders' meeting on December 7, 2006, Bulldog's proxy was ruled out of order and the proxies Defendants had obtained were not counted.

4.   This year, Defendants are once again seeking to solicit proxies with a nearly identical – and equally misleading – proxy statement. On October 10, 2007, the Defendants filed a preliminary proxy statement (the "Bulldog Preliminary Proxy") with the SEC which was substantially identical to, and just as deficient as, the Bulldog 2006 Proxy. Upon information and belief, the SEC Staff provided comments to Defendants and almost certainly advised Defendants that like the Bulldog 2006 Proxy, their Preliminary Proxy contained misstatements and omissions of material fact and instructed Defendants to revise their proxy and resubmit it to the SEC Staff before mailing it to Gyrodyne's shareholders. Upon information and belief, Defendants once again ignored the SEC Staff's instructions.

5.   Indeed, on November 9 2007, Defendants filed a definitive proxy statement (the "Bulldog 2007 Proxy"), which failed to address the numerous material omissions, misstatements and deficiencies contained in their Preliminary Proxy. On or about November 12, 2007, Bulldog began to distribute the Bulldog 2007 Proxy. On or around November 16, 2007, Defendants filed with the SEC and distributed to Gyrodyne's shareholders a false, misleading and disparaging letter urging Gyrodyne's shareholders to vote in favor of the proposals set forth in the Bulldog 2007 Proxy (the "Bulldog Letter"). The Bulldog 2007 Proxy plainly violates Section 14(a) of the Exchange Act, Rules 14a-3 and 14a-9 promulgated thereunder, and openly flouts the authority of the SEC. The Bulldog Letter also violates Section 14(a) and Rule 14a-9.

6.   The Bulldog 2007 proxy omits, among other things, any disclosure that defendants Goldstein, Dakos and Brog willfully violated the federal securities law in soliciting Gyrodyne shareholders last year (and again this year); that, indeed Defendants Goldstein, Dakos

-3-

and Bulldog have a history of flouting SEC Rules and federal and state laws put in place to protect shareholders; that Defendants Goldstein, Dakos and Bulldog are motivated solely by their own interests and greed and have on numerous occasions taken stakes in other companies or sought representation on company boards in order to enrich themselves at the expense of the targeted company and its other shareholders.

7.   Likewise, Defendants also fail to disclose Bulldog's violation of state securities laws. For example, the Bulldog 2007 Proxy omits any mention of the fact that defendants Goldstein, Dakos, Full Value and Bulldog have been found to have illegally solicited investors to purchase unregistered investments in Bulldog's Funds in violation of Massachusetts laws. Indeed, on October 17, 2007, the Massachusetts Securities Division ruled that Bulldog, Full Value, Goldstein and Dakos had violated Massachusetts securities laws by offering unregistered securities for sale in that state and illegally soliciting investors through Bulldog's website.

8.   Defendants' inadequate proxy similarly omits any disclosure of Bulldog's history of corporate raiding and "greenmail". In this regard, Bulldog routinely launches expensive proxy contests to force target companies to sell assets, buy back shares or buyout Bulldog's stake at a premium. According to their own marketing materials, Bulldog, Goldstein and Dakos proudly describe themselves as "activists" that "unlock value" by engaging in proxy contests (over two dozen in the past eight years) and forcing the liquidation of companies. The short-term value they "unlock," however, inures to their benefit, leaving the companies they target poorer, more heavily leveraged and without critical cash or assets. Bulldog and its investors benefit when they sell their short-term investment; the target and its remaining shareholders are left to suffer the long-term consequences.

9.   The omitted information is plainly material to shareholders who have a

-4-

right to know that Bulldog, Goldstein and Dakos will enrich themselves at their expense and without regard to applicable laws, rules or regulations. If Defendants are permitted to solicit proxies, absent disclosure of these facts, Gyrodyne's shareholders will be forced to cast their vote in the dark as to Defendants' background, their character and integrity, and their true motives, operating under the mistaken belief that Defendants seek to benefit all Gyrodyne shareholders, when history makes clear that Defendants only seek to enrich themselves.

10.   The false and misleading Bulldog Letter, moreover, is riddled with misrepresentations and false and unsupported accusations of mismanagement and waste. It falsely impugns the character, integrity and skill of Gyrodyne's management and Board of Directors in an improper effort to sway shareholders to vote their shares for Bulldog. Defendants cannot be permitted to mislead shareholders into voting for Bulldog's nominees.

11.   Unless the Court enjoins Defendants from soliciting proxies pursuant to their incomplete, false and misleading proxy statement and false and disparaging letter, Gyrodyne and its shareholders will be irreparably harmed and Defendants will effectively deprive Gyrodyne shareholders of their right to cast an informed vote. The Court should therefore enjoin Defendants from soliciting or voting any proxies unless and until they correct all of the material misrepresentations and omissions and issue a proxy statement that complies with the federal securities laws.

JURISDICTION AND VENUE

12.   The claims arise under section 14(a) of the Exchange Act. This Court has subject matter jurisdiction under 28 U.S.C. § 1331.

13.   Venue is proper in this district pursuant to 15 U.S.C. § 78aa and 28 U.S.C. § 1391(b) because the false and misleading information for which Plaintiff seeks relief was

transmitted into this district and was intended to be read and relied upon by securities holders within this district.

14.   Acts and transactions constituting and in furtherance of the violations of the law have occurred, are occurring, and unless enjoined, will continue to occur, in this district. The actions cited have been carried out by the means and instrumentalities of interstate commerce and by use of the United States mail.

PARTIES AND RELATED ENTITIES

15.   Plaintiff Gyrodyne is a New York corporation with its principal place of business in St. James, New York.

16.   Upon information and belief, Defendant Bulldog Investors General Partnership is a partnership organized under the laws of New York that manages and advises investment funds. Bulldog describes itself an "activist" investor, whose tactics include amassing a significant percentage of a target company and then "putting pressure on management" to take actions that may cause the market price of the share to rise temporarily, by publicly campaigning for, among other things, "liquidation, a share buyback, a self-tender."

17.   Upon information and belief, Defendant Full Value Partners L.P. is a limited partnership organized under the laws of Delaware, with its principal place of business in New Jersey. Full Value is one of the "investment vehicles" marketed by Bulldog. Bulldog describes Full Value as a "fund that concentrates on taking substantial positions in undervalued operating companies and closed-end mutual funds" and that "acts as a catalyst to 'unlock' these values through proprietary means."

18.   Upon information and belief, Defendant Phillip Goldstein is a resident of New York and a co-founder and principal of Bulldog and a managing member of Full Value

Advisors LLC, the general partner of Full Value.   As described in this Complaint, Goldstein has a prolific history of disregarding the laws, rules and regulations that govern the United States capital markets.

19.   Upon information and belief, Defendant Andrew Dakos is a resident of New Jersey and a principal of Bulldog and a managing member of Full Value Advisors LLC, the general partner of Full Value. Dakos has been working with Goldstein since at least 1999, when he became a principal of Bulldog. Dakos has been involved with many of the self-serving schemes devised by Bulldog and Goldstein.

20.   Upon information and belief, Defendant Timothy Brog is a resident of New York and a principal of Locksmith Capital Management. He has been nominated by Bulldog as part of a slate of directors in at least one other proxy contest.

FACTS COMMON TO ALL COUNTS

21.   Section 14(a) of the Exchange Act authorizes the SEC to promulgate rules to protect shareholders from abuses in the solicitation of proxies. The SEC, in turn, has created a regulatory framework designed to ensure that those seeking the authority to vote shareholders' proxies provide shareholders with all material information necessary to make an informed decision about the character, integrity and intentions of the persons seeking their proxy.

22.   To that end, the securities laws and the rules promulgated by the SEC require that any person who solicits authority from shareholders to vote their shares make mandatory disclosure of specified information in a proxy statement. In this regard, Rule 14a-3 requires that the proxy statement must make clear who is making the solicitation, provide pertinent background information including any history of unlawful conduct or involvement with other companies, as well as disclose the purpose of the solicitation and the specific matters or

directors for whom the person seeking the proxy intends to vote and why. Specifically, Rule 14a-3 requires that proxy statements contain the information specified in Schedule 14A. Item 7 of Schedule 14A details the information required to be included if a proxy solicitation involves action to be taken with respect to the election of directors; with regard to a director nominee, Item 7 requires the disclosure of, among other things, the nominee's involvement in any proceedings adverse to the registrant, the nominee's transactions involving the registrant and the nominee's independence. Furthermore, the securities laws and rules promulgated by the SEC prohibit fraudulent or misleading proxy solicitations.

23. Pursuant to Rule 14a-6, preliminary proxy materials must be submitted to the SEC for review at least 10 days before being sent to shareholders. In a situation involving contested matters, the SEC Staff reviews the preliminary proxy materials to determine whether they comply with the law and provide the requisite information. Where, as here, the proxy materials do not conform to the law or omit material information, the SEC Staff provides comment letters to the submitting party requesting appropriate revisions. Pursuant to Rule 14a-6, definitive copies of proxy materials (containing the revisions requested by the SEC Staff) must also be filed with the SEC before being mailed to shareholders. These pre-clearance safeguards are intended to protect shareholders from being disenfranchised by granting their voting authority to another person based on incomplete or misleading information.

Defendants' Track Record

24. Defendants Goldstein, Dakos and Bulldog have a track record of flouting these shareholder protections to conceal their sordid history of corporate raiding and greenmailing. Here, too, Defendants simply omit any disclosure of their past violations of the securities laws, their disregard of other shareholders' interests and Bulldog's track record of plundering companies and taking greenmail payoffs precisely because Defendants know that

shareholders would not likely give Defendants their proxies if their history and true motives were fully disclosed.

25.   Indeed, the Bulldog 2007 Proxy fails to disclose that on or about November 14, 2006, Bulldog mailed a nearly identical proxy statement to Gyrodyne shareholders without receiving the requisite clearance from the SEC. A true and correct copy of the Bulldog 2006 proxy is attached hereto as Exhibit 1.

26.   Like the Bulldog 2007 Proxy Statement, the Bulldog 2006 Proxy Statement: (i) nominated Goldstein, Dakos and Timothy Brog as directors and (ii) proposed to abolish Gyrodyne's Shareholder Rights Plan. Like the Bulldog 2007 Proxy Statement, the Bulldog 2006 Proxy Statement was materially misleading and failed to include even the most basic information required by the federal securities laws.

27.   On November 29, 2006, after learning that Defendants had mailed the Bulldog 2006 Proxy to Gyrodyne's shareholders, the SEC issued a comment letter to Bulldog. Among other things, the SEC letter informed Defendants that:

> Because a preliminary proxy statement was not first filed [with the SEC as required by Rule 14a-6], the participants in the solicitation [Defendants] violated Rule 14a-6 of Regulation 14A. Please revise the proxy statement to affirmatively indicate the participants have committed a *federal securities law violation.*

(emphasis added). The SEC further instructed Bulldog to disclose that, because it had been notified by Gyrodyne that its proxy failed to comply with the advance notice requirements contained in Gyrodyne's by-laws, any proxies delivered to Defendants were at risk of not being counted and their proposals were untimely and would be ruled out of order by Gyrodyne. The SEC also instructed Defendants to revise their proxy to identify all of their affiliates and other persons who were participating in the solicitation, as well as their holdings, if any, of Gyrodyne stock. Indeed, the SEC Staff's letter stated that, in the opinion of the SEC Staff, "[t]he proxy statement . . . has been disseminated with material omissions." A true and correct copy of the SEC's November 29, 2006 letter is attached hereto as Exhibit 2.

28.   In response to the SEC's comment letter, Defendant Dakos sent a letter to the SEC, dated December 4, 2006 (the "Bulldog Response Letter"), refusing to make any of the revisions required by the SEC to bring the proxy in compliance with its rules. In that letter, Dakos complained that "[s]ome of the proxy rules and procedures are almost certainly unconstitutional," that "[t]oo many staff comments deal with minutiae," that "there is no benefit to be gained through additional responses to staff comments" and stated that Bulldog "did not intend to make any additional filings." A true and correct copy of the Bulldog Response Letter is attached hereto as Exhibit 3.

29.   The Bulldog 2007 Proxy fails to disclose Defendants' violation of and previous refusal to comply with applicable SEC Rules or the federal securities laws in connection with the Bulldog 2006 Proxy, despite the SEC Staff's direction to make such disclosures in the Bulldog 2006 Proxy.

30.   What is more, the Bulldog 2007 Proxy nowhere discloses that Defendants proceeded with their 2006 proxy solicitation knowing that their proxy was untimely under Gyrodyne's by-laws, effectively disenfranchising those Gyrodyne shareholders that granted Defendants their proxies. In this regard, even though Defendants were notified at least three times by the Company prior to their solicitation and voting that their proxies would be ruled out of order under the Company's by-laws, Defendants solicited proxies from the Company's shareholders and presented a ballot at the Company's 2006 annual meeting, purportedly voting in favor of Messrs. Goldstein, Dakos and Brog and Bulldog's proposal to abolish the Company's shareholder rights plan. Consistent with the Company's numerous warnings to Bulldog, Bulldog's proposals were ruled untimely under the Company's by-laws and the votes Defendants

had obtained were not counted. As such, those shareholders who had given Defendants their proxies were disenfranchised and effectively deprived of the opportunity to cast their votes.

Defendants' Previous History of Self-Interested and Unlawful Conduct

31. Likewise, the Bulldog 2007 Proxy omits any disclosure (as required by the federal proxy rules) of Goldstein's, Dakos' and Bulldog's sordid history of placing their own interests ahead of the interests of the companies they target and those companies' other shareholders and abusing the proxy machinery to enrich themselves at the expense of the targeted companies' and their shareholders' long-term interests.

32. In its marketing materials given to investors to raise capital for its Funds, Bulldog describes itself as an "activist" investor that specializes in investing in publicly traded companies. Bulldog's marketing materials explain that its technique is to amass a significant percentage of a target company and then begin "putting pressure on management" to take actions that may cause the market price of the shares to rise in the short-term, such as publicly campaigning for "liquidation, a share buyback, a self-tender". Then, when the price of the targeted company's shares increases, albeit for the short-term, Bulldog sells its investment at a profit, and leaves the remaining shareholders with less value than they had before. In all cases, Bulldog, Goldstein and Dakos act in their own interest and contrary to the interest of other shareholders. Bulldog, Goldstein and Dakos have a track-record that demonstrates that they will not only disregard the interests of other shareholders to achieve profits for themselves, but that they will also disregard laws, rules or regulations that might stand in their way. Bulldog's investment strategies are not disclosed in the Bulldog 2007 Proxy because Defendants know that shareholders would not likely give Defendants their proxy if their strategy of targeting companies for their personal profit were disclosed.

33. Among the facts omitted from the Bulldog 2007 Proxy is Defendants'

history of violating federal and state laws, as well as the rules and regulations that govern public companies. In addition to their flagrant violation of federal proxy rules in connection with the Bulldog 2007 Proxy and the Bulldog 2006 Proxy, the Bulldog 2007 Proxy nowhere discloses that in January 2007, the Massachusetts Securities Division brought enforcement proceedings against Goldstein, Dakos, Full Value and Bulldog for offering securities for sale that were not properly registered under the Massachusetts securities laws and to stop them from illegally soliciting investors. In July 2007, a Massachusetts Securities Division hearing officer found that they had committed a violation of Massachusetts securities law and recommended a cease-and-desist order and up to a $25,000 fine. In October 2007, that recommendation was fully adopted by the Massachusetts Securities Division.

34.   Defendants also fail to disclose that, on more than one occasion, Bulldog, Goldstein and Dakos have taken actions with respect to their targeted companies that are directly contrary to the interests of other shareholders. For example, despite repeated warnings, Bulldog permitted its investment in Bancroft Fund Ltd. ("Bancroft"), a closed-end investment company registered under the Investment Company Act to imperil Bancroft's status as a registered investment company. In this regard, Section 12(d)(1)(A) of the Investment Company Act limits the amount of voting shares any investment company, such as Bulldog, can own in a company registered under the Investment Company Act to no more than three percent of the entity's shares. Disregarding the laws and rules enacted by Congress and the SEC, Bulldog acquired and continues to hold more than three percent of Bancroft's outstanding shares. In so doing, Bulldog has imperiled Bancroft's status as a registered investment company and has refused to reduce its holdings despite the harm this could cause Bancroft and its public shareholders and despite repeated requests from Bancroft to do so. Indeed, Bancroft has been forced to sue Defendants Bulldog, Goldstein and Dakos to force them to comply with the investment limitations imposed

by the Investment Company Act.

35.   Similarly, Defendants omit any disclosure of Bulldog's actions with respect to Mexico Equity and Income Fund ("Mexico Equity"), which have caused it to violate the listing requirements of the New York Stock Exchange and risk the delisting from the New York Stock Exchange of Mexico Equity's securities. In this regard, after obtaining control of Mexico Equity through a proxy contest, Goldstein placed himself, Dakos and another representative of Bulldog on the audit committee of Mexico Equity's board. Pursuant to New York Stock Exchange Listed Company Manual § 303A.07, Mexico Equity must have at least one financial expert on the audit committee. Neither Goldstein nor his other representatives is a financial expert as defined in the Stock Exchange Rules. The violation of the listing requirements, if not corrected, could lead to the New York Stock Exchange delisting Mexico Equity's stock. Accordingly, by forcing their way onto the audit committee, Bulldog placed Mexico Equity in violation of the New York Stock Exchange listing requirements, risking the delisting of its shares and depriving shareholders of the protection (instituted in the wake of the Enron and WorldComm scandals) of having at least one financial expert on audit committee.

36.   Defendants also fail to disclose Bulldog's history of greenmailing companies. Recently, Bulldog and its ally Karpus Investment Management ("Karpus") acquired a 3 percent stake in the Seligman Quality Municipal Fund ("Seligman") and then disclosed its intention to gain control of Seligman and terminate the investment management agreement between Seligman and its manager, under the guise of benefiting investors. In their proxy statement, Bulldog described Seligman's performance as "abysmal" and claimed to be "appalled by the lack of oversight by [Seligman's] Board of Directors." Bulldog's purely self-interested intentions were revealed, however, when only three months later, it entered into an agreement to sell its shares to an affiliate at Seligman at a considerable premium to the then current market

price of those shares that was not available to public shareholders of Seligman. In exchange, Bulldog agreed not to acquire shares in the fund, participate in any litigation or regulatory proceeding against Seligman, participate in any solicitation of proxies relating to Seligman, or act to control or influence Seligman or its management for a period of 25 years.

37.   The Bulldog 2007 Proxy also conceals Bulldog's disenfranchisement of the shareholders of RMR Hospitality and Real Estate Fund ("RMR"). In connection with RMR's 2007 annual meeting, Defendants sent a proxy statement to RMR's shareholders setting forth proposals to nominate its slate of directors (Defendants Goldstein and Dakos) and terminate RMR's advisory agreement with its advisors. In that proxy, Bulldog, Goldstein and Dakos claimed to be concerned with the best interests of the shareholders. When an informal count of shareholder votes before the meeting demonstrated that Bulldog would be defeated, however, Goldstein chose not to appear at the meeting and did not present Bulldog's nominations or proposals, or the very votes of its shareholders, thus impermissibly disenfranchising those shareholders that gave him their proxy.

38.   Defendants also fail to disclose that Goldstein purchased shares of RMR for his personal account and then followed up with large purchases by a hedge fund he controls. Goldstein's personal purchase of shares prior to the purchase of shares by the fund controlled by him constitutes "front running" in violation of the federal securities laws.

39.   The Bulldog 2007 Proxy also conceals the fact that RMR had to sue Bulldog for violating a maximum ownership rule in its Trust Agreement following numerous requests by RMR over prolonged period of time for Bulldog to bring its holdings into compliance. These violations by Bulldog burdened RMR (and its unsuspecting shareholders) with considerable fees and expenses.

Defendants' Deficient 2007 Proxy

40.   Gyrodyne's 2007 annual stockholder meeting is scheduled to be held on December 5, 2007 at 11:00 a.m., Eastern Time, at Flowerfield Celebrations, Mills Pond Road, Saint James, New York.

41.   On October 10, 2007, 2007, Full Value filed the Preliminary Proxy on Schedule 14A with the SEC. The Bulldog Preliminary Proxy is substantially identical to the Bulldog 2006 Proxy, including essentially all of the material omissions and violations of the federal proxy rules identified by the SEC Staff in its November 29, 2006 letter to Defendants. Upon information and belief, the SEC Staff provided comments to Defendants and almost certainly advised Defendants that like the Bulldog 2006 Proxy, the Bulldog Preliminary Proxy is replete with misstatements and omissions of material fact, and once again instructed Defendants to revise their proxy and resubmit it for clearance before mailing it to Gyrodyne's shareholders. Defendants, upon information and belief, however, simply ignored the SEC Staff's instructions. A true and correct copy of the Bulldog Preliminary Proxy is attached hereto as Exhibit 4.

42.   Indeed, on November 9, 2007, Full Value filed the definitive Bulldog 2007 Proxy Statement with the SEC. The Bulldog 2007 Proxy fails to correct any of the material misstatements or omissions in the Preliminary Proxy and once again flagrantly violates Rule 14a-6. On or about November 12, 2007, Bulldog began to distribute the Bulldog 2007 Proxy, without the requisite clearance from the SEC and in violation of the federal securities laws. A true and correct copy of the Bulldog 2007 Proxy is attached hereto as Exhibit 5.

43.   On or around November 16, 2007, the Bulldog Defendants filed with the SEC and distributed to Gyrodyne's shareholders the Bulldog Letter, a false and disparaging letter urging shareholders to vote in favor of the proposals set forth in Bulldog's 2007 Proxy. A true and correct copy of the Bulldog Letter is attached hereto as Exhibit 6.

44.   As explained in more detail in paragraphs 45 through 54, the Bulldog 2007 Proxy Statement violates Section 14(a) of the Exchange Act.   The Bulldog 2007 Proxy presents a prime example of the type of solicitation that Section 14(a) was designed to prevent. The Bulldog 2007 Proxy is so devoid of information and so riddled with misstatements and mischaracterizations that it is misleading to shareholders and risks causing irreparable harm to both Gyrodyne and its shareholders.

45.   The Bulldog 2007 Proxy is only three pages and is strikingly similar to the Bulldog 2006 Proxy, which the SEC Staff stated <u>violated</u> the federal securities laws and directed Defendants to disclose the violation.   Like the Bulldog 2006 Proxy, the Bulldog 2007 Proxy is materially misleading, flouts the law and disregards SEC requirements.   Indeed, the Bulldog 2007 Proxy ignores the precise comments provided by the SEC in connection with the nearly identical Bulldog 2006 Proxy.   The Bulldog 2007 Proxy Statement fails to fully disclose all information necessary for the Company's shareholders to be able to evaluate the character and integrity of Bulldog, its nominees and its proposals and is replete with material misstatements and omissions in violation of Section 14(a) and Rules 14a-3, 14a-4 and 14a-9 promulgated thereunder.

46.   The Bulldog 2007 Proxy fails to disclose Bulldog's history of greenmailing and corporate raiding, as well as their past violations of the federal and state laws enacted to protect investors and their total disregard of the rules, regulations and requirements governing their investments in numerous other companies.   Defendants fail to disclose Goldstein's, Dakos' and Bulldog's past conduct because they know that if they did, Gyrodyne's shareholders would likely realize that Defendants are self-interested corporate raiders and reject their proxy out of hand.

47.   Specifically, Defendants' Bulldog 2007 Proxy is materially misleading

and violates Section 14(a) of the Exchange Act and Rules 14a-3, 14a-4 and 14a-9 by failing to disclose the following information, which is material to an evaluation of the integrity of Bulldog, Full Value and its nominees and is required by Item 7 of Schedule 14A:

(a)   That the Division of Corporation Finance of the SEC, in a letter from Nicholas P. Panos, Special Counsel, Securities and Exchange Commission dated November 29, 2006, stated that Bulldog and its nominees violated Rule 14a-6 of the Securities Exchange Act of 1934 in connection with the Bulldog 2006 Proxy and directed Bulldog to disclose in its proxy statement that it had committed a federal securities law violation. Bulldog refused to make this disclosure in the Bulldog 2006 Proxy and has continued to omit any such disclosure from the Bulldog 2007 Proxy;

(b)   That on October 17, 2007, the Acting Director of the Massachusetts Securities Division issued a Final Order finding that Full Value Partners L.P., Bulldog Investors General Partnership and nominees Phillip Goldstein and Andrew Dakos violated § 301 of the Massachusetts Uniform Securities Act (the "Act"), which makes it unlawful for any person to offer securities for sale in the Commonwealth of Massachusetts unless the securities are registered, the transaction is exempt or the security is a federally-covered security. The Acting Director ordered a permanent cease-and-desist from committing any further violations of the Act and a $25,000 administrative fine, the maximum penalty allowed under Massachusetts law for this violation;

(c)   That Goldstein purchased shares of RMR for his personal account and then followed up with large purchases by a hedge fund he controls. Goldstein's personal purchase of shares prior to the purchase of shares by the fund controlled by him constitutes illegal "front running;"

(d)   That RMR had to sue Bulldog for violating the maximum ownership rules in its Trust Agreement following numerous requests by RMR over prolonged period of time for Bulldog to bring its holdings into compliance. These violations by Bulldog burdened RMR with considerable fees and expenses;

(e)   That Goldstein and Bulldog solicited proxies from other shareholders of RMR, but chose not to appear at the shareholder meeting and did not present the proxies when it appeared that he would not have enough votes to elect his nominees and pass his proposals, thus disenfranchising those shareholders and ignoring the votes that he solicited;

(f)   That Bancroft was recently forced to sue Bulldog, Goldstein and Dakos for violating the maximum ownership rules set forth in the Investment Company Act;

(g)   That Bulldog and Goldstein obtained control of Mexico Equity and placed their representatives on the Fund's audit committee, leaving the audit committee without a member who qualifies as a financial expert as required by the New York Stock Exchange listing requirements; and

(h)   That Goldstein and Bulldog have accepted "greenmail" payments from the companies they target. For example, in 2006, Karpus, an ally of Bulldog, made a proposal to terminate the investment management agreement between J. & W. Seligman & Co. Incorporated (the "Manager") and Seligman Select Municipal Fund, Inc. Bulldog and Karpus abruptly ended their proxy contest and sold their shares to the Chairman of the Seligman Fund, who also owned a substantial percentage of the Manager, at a considerable premium above the market price. In connection with the buy-out of their stakes, Bulldog and Karpus agreed not to conduct a proxy contest at the Seligman Fund for 25 years.

48.   Defendants' Bulldog 2007 Proxy is further materially misleading and violates Section 14(a) of the Exchange act and Rules 14a-3, 14a-4 and 14a-9 by failing to list Timothy Brog, one of its nominees, as a participant in the solicitation.

49.   In addition, Defendants' Bulldog 2007 Proxy is materially misleading and violates Section 14(a) of the Exchange act and Rules 14a-3, 14a-4 and 14a-9 by failing to disclose whether each of Bulldog's nominees has consented to being named in the proxy statement as a nominee and to serve as a director if elected. If all of Bulldog's nominees have not consented to being named in the proxy statement and to serve if elected, Bulldog has violated the *bona fide* nominee rule of 14a-4(d) and is soliciting proxies for nominees without their consent. Thus, Defendants are unwilling to assure shareholders that the director nominees they are proposing will actually serve.

50.   The Bulldog 2007 Proxy's "Proposal 3: A Proposal to Dismantle the Company's Pill" is also materially false and misleading. That proposal states that "Gyrodyne has a poison pill whose purpose is to prevent shareholders from accepting a premium offer for their shares unless the board approves it." In fact, the Company maintains a Shareholder Rights Plan to protect the Company and its shareholders from unfair and coercive takeover tactics, such as partial or two-tier tender offers, creeping acquisitions and other tactics that the board of directors believes are unfair to the Company's shareholders. The Shareholder Rights Plan is not intended to prevent a takeover of the Company, nor does it change or diminish the fiduciary obligations of the Company's board of directors.

51.   Defendants' inadequate and misleading description of their proposal to

-19-

dismantle Gyrodyne's shareholder rights plan is especially egregious and all the more misleading because, in violation of SEC Rules, Defendants conceal the fact that on April 17, 2006, Bulldog unsuccessfully made an inadequate offer to acquire all of Gyrodyne's outstanding shares at $48.00 per share, less than the highest trading price on that day. Plainly shareholders would consider it material that the very persons advocating dismantling Gyrodyne's protections against inadequate takeover offers had themselves unsuccessfully made a low-ball offer for all of Gyrodyne's stock.

52.   The Bulldog 2007 Proxy Statement fails to conform to numerous requirements set forth in Schedule 14A promulgated under Rule 14a-3. The requirements of Schedule 14A were promulgated to ensure that, when evaluating proxies, shareholders were presented with sufficient information regarding the persons making the solicitation, their history, motives and future plans for the company in order to make an informed decision. Because it is contrary to Defendants' interests that shareholders make informed decisions, the Bulldog 2007 Proxy Statement fails to conform to the Schedule 14A requirements.

53.   Moreover, by failing to disclose the identities of all of the participants in their proxy solicitation, describe their current holdings of Gyrodyne stock and those of their affiliates or to disclose their purchases and sales of Gyrodyne stock, as required by Item 5 of Schedule 14A, Defendants have deprived Gyrodyne's shareholders of legally mandated and plainly material information about the financial and other interests in Gyrodyne of the persons soliciting their proxies.

54.   The form of proxy attached to the Bulldog 2007 Proxy is also materially false and misleading in that it fails to meet the requirements of Rule 14a-4. The Bulldog 2007 Proxy misinforms the Company's shareholders of the options they have when voting by proxy. Specifically, the form of proxy fails to identify in bold face type on whose behalf the solicitation

is made; fails to identify clearly and impartially each matter to be acted upon; and fails to provide the required instructions and explanations concerning the election of directors.

55.   Defendants made the misstatements and omissions in the Bulldog 2007 Proxy Statement detailed in Paragraphs 45 through 53 with knowledge that they were violating Section 14(a) and Rules 14a-3, 14a-4 and 14a-9.   Defendants were put on notice that their form of proxy was false and misleading and violated the SEC's requirements by virtue of the comment letter it received from the SEC in connection with its 2006 Proxy.   Defendants' contempt for the regulations promulgated by Congress and SEC to protect shareholders and to give the investing public the information necessary to make an informed investment is underlined by their December 4, 2006 letter to the SEC, refusing to amend their 2006 Proxy Statement to conform to the requirements of the Exchange Act and the rules promulgated thereunder.   Upon information and belief, Defendants once again disregarded the SEC Staff comments in 2007 and filed the definitive Bulldog 2007 Proxy Statement with the SEC without receiving approval from the SEC regarding the Bulldog Preliminary Proxy in violation of Rule 14a-6.

56.   The Bulldog Letter also violates Section 14(a) and Rule 14a-9 promulgated thereunder.   In this regard, the Bulldog Letter improperly impugns the skills, integrity and character of Gyrodyne's Management and Board of Directors, falsely claiming that they have squandered Gyrodyne's assets, mismanaged Gyrodyne and taken for themselves excessive compensation.

57.   The Bulldog Letter falsely claims that "millions of dollars have been squandered due to mismanagement" asserting that Gyrodyne's management waited two years to default one of its tenants that had stopped paying rent after only four months of tenancy, and failed to prosecute an eminent domain claim against the State of New York diligently.   Contrary to Bulldog's claims, however, the tenant continued to make partial payments until early 2007.

-21-

Gyrodyne filed a notice of default one month after the tenant stopped paying rent and evicted the tenant within three months. Similarly, despite Bulldog's claims, Gyrodyne has diligently litigated its claims against the State of New York and is now awaiting a trial date.

58.   The Bulldog Letter falsely claims that Gyrodyne's management and the Board lack the requisite expertise to manage the Company's real estate holdings, and as a result "cost shareholders $15 million" because "management failed to meet a capital call on its interest in a Florida land partnership" and "let an offer of at least $100 million for [Gyrodyne's Long Island] property slip away." These statements too are demonstrably false. Indeed, Gyrodyne made a business decision not to invest additional resources in the Florida project because it was not profitable and had not provided any cash return to Gyrodyne since 1991, and Gyrodyne has never received a bona fide $100 million offer for its Long Island property much less let one "slip away".

59.   Bulldog's claim that Gyrodyne's management and Board lack any real estate experience is also plainly false. To the contrary, two of Gyrodyne's outside directors, Nader Salour and Ronald Macklin have significant real estate experience and Gyrodyne's CEO has been involved in real estate lending and investment for many years, both at Gyrodyne and during his thirty-five year career in commercial banking and in property management since 1996.

60.   The Bulldog Letter also makes the scurrilous accusation that Gyrodyne's management has "been getting paid just for showing up" and that Gyrodyne's CEO does no work, and spends his day "endorsing a few rent checks and reviewing interest statements from the bank." Bulldog has no basis for these false claims, in blatant violation of Rule 14a-9.

61.   The Bulldog Letter further falsely claims that, in 2002, Gyrodyne sold "a valuable parcel of property for a lowball price of $5.4 million." In fact, the parcel was sold for a price that exceeded a market valuation conducted in January 2002 by a nationally recognized

firm.

62.   The Bulldog Letter also falsely suggests that management misrepresented that a claim by DPMG, Inc. d/b/a Landmark National ("Landmark"), relating to the company's eminent domain claim against the State of New York, was without merit because the Company later entered into a consulting agreement with Landmark. The Bulldog Letter mischaracterizes the consulting agreement as a "settlement" of a claim by Landmark to certain condemnation proceeds arising out of the eminent domain claim. In fact, however, the agreement between the company and Landmark included recognition of services provided by Landmark between October 2004 and October 2006, provided for ongoing services and negated Landmark's previous claim to 10 percent of the eventual proceeds of the eminent domain claim against the State of New York.

63.   The Bulldog Letter also falsely claims that Gyrodyne's stock trades for 25 percent of its "intrinsic value" of $200 per share because "management is not credible". The Bulldog letter falsely claims that Gyrodyne's management has valued the Company's assets at $200 per share; however, only by distorting managements valuations, failing to consider taxes, transaction costs, the time necessary to liquidate real estate assets and other significant expenses, does Bulldog manufacture this inflated "intrinsic value." The Bulldog letter, moreover, fails to disclose that Bulldog itself does not value Gyrodyne at $200 per share, having offered to acquire Gyrodyne in 2006 for $48 per share.

64.   Finally, the Bulldog Letter further misrepresents Bulldog's history of violating the federal securities laws claiming that "the SEC has [n]ever taken any action against us for violating the securities laws" when, in fact, as described in paragraph 27 above, the SEC informed Bulldog in writing that the Bulldog 2006 Proxy had been distributed to shareholders in violation of the Exchange Act proxy rules.

65.   The misstatements and omissions in the Bulldog 2007 Proxy Statement and the Bulldog Letter detailed in Paragraphs 45 through 53 and paragraphs 56 through 63 prevent Gyrodyne shareholders from discovering, among other things, that Goldstein, Dakos and Brog committed securities law violations in soliciting Gyrodyne shareholders last year (and again this year); that, indeed, the Defendants Goldstein, Dakos and Bulldog have a history of flouting SEC Rules and federal and state laws put in place to protect shareholders; that Goldstein, Dakos and Bulldog are motivated solely by their own interests and greed and have on numerous occasions taken stakes in other companies or sought representation on company boards in order to enrich themselves at the expense of the targeted company and its other shareholders; that Defendants' proposal to dismantle Gyrodyne's Shareholder Rights Plan would open the door to a coercive inadequate takeover of Gyrodyne in which they hope to reap a short-term profit at the expense of Gyrodyne's and its shareholders' long-term interests; and that, upon information and belief, Defendants filed the definitive Bulldog 2007 Proxy Statement with the SEC without receiving approval from the SEC regarding the Bulldog Preliminary Proxy in violation of Rule 14a-6.

66.   The omitted information is plainly material to shareholders who have a right to know that Bulldog will enrich itself at their expense and without regard to applicable laws, rules or regulations. If Defendants are permitted to solicit proxies, absent disclosure of these facts, Gyrodyne's shareholders will cast their votes without knowledge of Goldstein's, Dakos' and Bulldog's sordid background and self-interested motives, and the shareholder protections implemented by the SEC pursuant to the Exchange Act will be eviscerated. Accordingly, unless the Court enjoins Defendants from soliciting proxies pursuant to their incomplete, false and misleading proxy statement, Gyrodyne and its shareholders will be irreparably harmed and Defendants will effectively deprive Gyrodyne shareholders of their right

to cast an informed vote. Monetary damages would not adequately compensate Gyrodyne or its shareholders for the harm done to Gyrodyne and its shareholders if Defendants' false and misleading proxy solicitation is not enjoined, and thereby corrupts the election of directors.

COUNT I

Violation of Section 14(a) of the Exchange Act and Rule 14a-9 against All Defendants

67.   Gyrodyne repeats and realleges paragraphs 1 through 66 as if fully set forth herein.

68.   Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder prohibit the misrepresentation or omission of material facts in "any proxy statement, form of proxy, notice of meeting or other communication, written or oral...with respect to the solicitation of a proxy."

69.   The Bulldog 2007 Proxy, the Bulldog Letter and statements with respect thereto constitute solicitations within the meaning of Section 14(a) of the Exchange Act and Rule 14a-9.

70.   Defendants disseminated the Bulldog 2007 Proxy Statement and the Bulldog Letter, filed pursuant to Section 14(a), throughout the United States by use of the mails and/or means of instrumentalities of interstate commerce, including, but not limited to filings with the SEC.

71.   The Bulldog 2007 Proxy Statement and the Bulldog Letter, filed pursuant to Section 14(a), is materially misleading and in violation of the federal securities law for, *inter alia*, failing to disclose (a) that Bulldog nominees Goldstein, Dakos and Brog violated federal securities laws in connection with last year's solicitation of proxies from Gyrodyne shareholders; (b) the Massachusetts Securities Division found that Bulldog nominees Goldstein and Dakos

committed an illegal offer of securities and ordered them to cease-and-desist and pay a $25,000 fine; and (c) Defendants' histories as corporate raiders and green mailers.

72. At the time that Defendants filed the Bulldog 2007 Proxy Statement and the Bulldog Letter, pursuant to Section 14(a), Defendants knew that the Bulldog 2007 Proxy Statement was false or misleading or recklessly disregarded or were negligent in failing to investigate and discover that the statements were false and misleading.

73. The Bulldog 2007 Proxy Statement and the Bulldog Letter violates Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

74. As a result of Defendants' continuing violations of Section 14(a) and Rule 14a-9, the Company, its shareholders and the investing public have been, are being and will continue to be materially misled unless this Court grants Gyrodyne the necessary and appropriate relief. Defendants' continued material misstatements and omissions are negatively impacting the ability of Gyrodyne's other shareholders to make fully informed decisions with respect to how to vote their Gyrodyne shares.

75. Gyrodyne has no adequate remedy at law.

COUNT II

Violation of Section 14(a) of the Exchange Act and Rule 14a-3 against All Defendants

76. Gyrodyne repeats and realleges paragraphs 1 through 75 as if fully set forth herein.

77. Section 14(a) of the Exchange Act and Rule 14a-3 promulgated thereunder prohibit proxy solicitations unless each person solicited is concurrently furnished with or has previously been furnished with a publicly-filed or definitive written proxy statement containing the information specified in Schedule 14A.

78. The Bulldog 2007 Proxy and statements with respect thereto constitute solicitations within the meaning of Section 14(a) of the Exchange Act and Rule 14a-3.

79. The Bulldog 2007 Proxy Statement, filed pursuant to Section 14(a), violates Rule 14a-3 because, as detailed in Paragraphs 45 through 53, it fails to conform to the numerous requirements outlined in Schedule 14A, which lists the information required in a proxy statement.

80. As a result of Defendants' continuing violations of Section 14(a) and Rule 14a-3, the Company, its shareholders and the investing public have been, are being and will continue to be materially misled unless this Court grants Gyrodyne the necessary and appropriate relief. Defendants' continued material misstatements and omissions are negatively impacting the ability of Gyrodyne's other shareholders to make fully informed decisions with respect to how to vote their Gyrodyne shares.

81. Gyrodyne has no adequate remedy at law.

RELIEF

WHEREFORE, Gyrodyne respectfully requests that this Court enter judgment in Gyrodyne's favor and against Defendants, and grant Gyrodyne the following relief:

(a) An injunction temporarily, preliminarily and permanently enjoining Defendants from further violations of the Exchange Act;

(b) An injunction temporarily, preliminarily and permanently enjoining Defendants from soliciting proxies pursuant to the Bulldog 2007 Proxy and the Bulldog Letter and enjoining them from voting any proxies obtained through their false and misleading proxy solicitation at Gyrodyne's upcoming annual meeting;

(c) An order requiring Defendants to make corrective disclosures rectifying their material violations of the Exchange Act;

        (d)   An order enjoining Defendants from representing to shareholders that the Stockholder Proposal is valid or soliciting proxies and shareholder support on the basis of the Stockholder Proposal;

        (e)   Attorneys' fees and costs; and

        (f)   Such other and further relief as the Court deems just.

Dated: November 21, 2007   Respectfully Submitted,



By:_____

Attorneys for Plaintiff Gyrodyne Company of America, Inc.

Martin L. Seidel (MS-9459)
martin.seidel@cwt.com
CADWALADER, WICKERSHAM & TAFT LLP
One World Financial Center
New York, New York 10281
Tel: (212) 504-6000
Fax: (212) 504-6666

-28-

Exhibit D

Pages 56 through 72 redacted for the following reasons:
- -